Registered Folio no. / DP ID no. / Client ID no.:	Number of shares held:

Dear member,

Subject: Instructions for e-voting

Pursuant to the provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, substituted by Companies (Management and Administration) Amendment, 2015, and Clause 35B of the Listing Agreement, the Company is pleased to provide e-voting facility to the members to cast their votes electronically on all resolutions set forth in the Notice convening the 34th Annual General Meeting to be held on Monday, June 22, 2015, at 3:00 p.m. IST. The Company has engaged the services of the National Securities Depository Limited (NSDL) to provide the e-voting facility. The Notice is displayed on the Company's website, www.infosys.com, and on the website of NSDL, www.nsdl.co.in.

The e-voting facility is available at the link, **https://www.evoting.nsdl.com**

E-voting particulars

EVEN (e-voting event number)	User ID	Password
101765		

The e-voting facility will be available during the following voting period:

Commencement of e-voting	End of e-voting
June 18, 2015 at 9:00 a.m. IST	**June 21, 2015 at 5:00 p.m. IST**

Please read the instructions printed below before exercising your vote:

These details and instructions form an integral part of the Notice for the Annual General Meeting to be held on June 22, 2015.

Steps for e-voting

1. Open the internet browser and type the following URL:

https://www.evoting.nsdl.com	

2. Click on **Shareholder-Login**
3. If you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for Login.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362

investors@infosys.com
www.infosys.com

4. If you are logging in for the first time, please enter the User ID and Password provided in this document.
5. The **Password Change Menu** will appear on your screen. Change to a new Password of your choice, making sure that it contains a minimum of 8 digits or characters or a combination of the two. Please take utmost care to keep your Password confidential.
6. Once the e-voting homepage opens, click on **e-Voting > Active Voting Cycles**.
7. Select the **EVEN (E-Voting Event Number)** of Infosys Limited (the number is provided in this document). Once you enter the number, the **Cast Vote** page will open. Now you are ready for e-voting.
8. Cast your vote by selecting your favored option and clicking **Submit**. Also click **Confirm** when prompted. Please note that once your vote is cast on the selected resolution, it cannot be modified.
9. Institutional shareholders (i.e. members other than individuals, HUF, NRIs, etc.) are required to send a scanned copy (PDF / JPG format) of the relevant board resolution / authority letter, etc., together with the attested specimen signature(s) of the duly authorized signatory(ies) who is/are authorized to vote, to the scrutinizer via email at : **scrutinizerinfosys@gmail.com**, with a copy marked to **evoting@nsdl.co.in**.
10. For members whose email IDs are not registered with the Company / Depository Participant(s), the following instructions may be followed :

    i. The initial password is provided in the *E-voting particulars* section this document.

    ii. Please follow all the steps from Sl. No. 1 to Sl. No. 9 mentioned above, in order to successfully cast your vote.
11. In case of any queries, please refer to the **Frequently Asked Questions (FAQs)** for members and the **e-voting user manual** for members available in the 'Downloads' section of **https://www.evoting.nsdl.com**. You can also mail your queries to NSDL by sending an email to **evoting@nsdl.co.in**.
12. You can also update your mobile number and email ID in the user profile details of the folio, which may be used for sending future communication.

General instructions

a. The e-voting period commences on June 18, 2015 (9:00 a.m. IST) and ends on June 21, 2015 (5:00 p.m. IST). During this period, shareholders of the Company holding shares either in physical form or in dematerialized form, as on the cut-off date, i.e., June 16, 2015, may cast their vote electronically. The e-voting module will be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently or cast the vote again.

b. Any person, who acquires shares of the Company and becomes a shareholder of the Company after dispatch of the Notice of AGM and holds shares as of the cut-off date i.e. June 16, 2015, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for remote e-voting, then you can use your existing user ID and password for casting your vote. If you forget your password, you can reset the password by using 'Forgot User Details / Password' option available on www.evoting.nsdl.com.

c. A member may participate in the AGM even after exercising his right to vote through remote e-voting, but shall not be allowed to vote again at the AGM.

d. The facility for voting through ballot will also be made available at the AGM, and members attending the AGM who have not already cast their vote by remote e-voting will be able to exercise their right at the AGM. Shareholders who have not cast their vote electronically, by remote e-voting may only cast their vote at the AGM through ballot paper.

e. The voting rights of shareholders shall be in proportion to their shares of in the paid-up equity share capital of the Company as on June 16, 2015.

f. Parameshwar G. Hegde, Practicing Company Secretary (Membership No. FCS 1325), has been appointed as the Scrutinizer to scrutinize the voting and remote e-voting process in a fair and transparent manner.

g. At the AGM, at the end of the discussion on the resolutions on which voting is to be held, the Chairman shall, with the assistance of the Scrutinizer, order voting through ballot paper for all those members who are present but have not cast their votes electronically using the remote e-voting facility.

h. The Scrutinizer shall, immediately after the conclusion of voting at the AGM, count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in employment of the Company. The Scrutinizer shall submit a consolidated Scrutinizer's Report of the total votes cast in favor of or against, if any, not later than three days after the conclusion of the AGM to the Chairman of the Company. The Chairman, or any other person authorized by the Chairman, shall declare the result of the voting forthwith.

i. The result, along with the Scrutinizer's Report, will be placed on the Company's website, www.infosys.com and on the website of NSDL immediately after the result is declared by the Chairman or any other person authorized by the Chairman, and the same shall be communicated to the BSE Ltd., National Stock Exchange of India Ltd., NYSE, NYSE Euronext Paris and NYSE Euronext London.

All the documents referred to in the accompanying Notice and the Statement pursuant to Section 102 (1) of the Companies Act, 2013, will be available for inspection at the Registered Office of the Company during business hours on all working days up to the date of declaration of the result of the 34th Annual General Meeting of the Company.

Registered office :
Electronics City, Hosur Road
Bengaluru 560 100
India

by order of the Board of Directors
for Infosys Limited

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

May 15, 2015